ARTICLES OF INCORPORATION

OF

FangXing Holding Incorporation

     The undersigned natural persons acting as incorporators of a corporation (the  "Incorporation") under the provisions of Chapter 78 of the Nevada Revised Statutes, adopts the following Articles of Incorporation.

ARTICLE 1.   NAME

     The name of the Incorporation is FangXing Holding Inc.

ARTICLE 2.  PURPOSES

     The Incorporation shall have the purpose of engaging in any lawful business activity.

ARTICLE 3. INITIAL RESIDE OFFICE

     The company name and address of the initial resident agency of FangXing Holding Inc. is Agents and Corporations, Inc., 18124 Wedge Parkway, Suite 925, Reno, NV 89511-8134.

                       ARTICLE 4. AUTHORIZED SHARES

         The aggregate number of shares that the Incorporation shall have the authority to issue is seventy million (70,000,000) shares of common stock with a par value of $0.0001 per share. (2,000,000) shares of Class A preferred stock with a par value of $0.0001 per share.

                          ARTICLE 5. DIRECTORS

     The governing board of the corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this corporation, providing that the number of directors shall not be reduced to fewer than one (1). The first Board of Directors shall be one (1) in number and the name and post office address of this Director is:

                                       Andrew Chien

                   665 Ellsworth Avenue

                   New Haven, CT 06511

                       ARTICLE 6.  DISTRIBUTIONS

     The Corporation shall be entitled to make distributions to the fullest extent permitted by law.

                  ARTICLE 7. RELEASE AND INDEMNIFICATION

     To the fullest extent permitted by Nevada Revised Statutes, the Directors and officers of the Incorporation shall be released from personal liability for damages to the Incorporation or its stockholders.  To the fullest extent permitted by Nevada Revised Statutes, the Incorporation shall advance expenses to its Directors and officers to defend claims made against them because they were or are Directors or officers and shall indemnify its Directors and officers from liability for expenses incurred as a result of such claims. The Incorporation may provide in its Bylaws that indemnification is conditioned on receiving prompt notice of the claim and the opportunity to settle or defend the claim.

                         ARTICLE 8. INCORPORATOR

     The name and address of the incorporator of the Corporation is as follows:

                  Andrew Chien

                  665 Ellsworth Avenue

                  New Haven, CT 06511

                  Executed this on December 18, 2009, revised on

                  October 15, 2010.

                                   /s/Andrew Chien

                  ----------------------------

                  Andrew Chien, Incorporator